BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
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06013448

May 12, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Consolidated and Non-consolidated Financial Statements as of and for the one year period ended March 31, 2006 and dated May 12, 2006

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

Summary of Business Result for FY March 2006 (Non-Consolidated)

Date: May 12, 2006

Company BELLUNA CO., LTD.
Stock Code 9997
Contact Title of Executive General Manager, Administration Division
Name Takeo Shimano

Registered on the TSE1
Head office location: Saitama
TEL 048-771-7753

Interim dividend Yes

Date of the meeting of board of directors May 12, 2006
Date of annual shareholders' meeting June 29, 2006
Dividend payment date June 30, 2006
Number of Shares constituting one trading unit Yes (One trading unit: 50 shares)

1. Business Results as of FY March 2006 (April 1, 2005 — March 31, 2006)

(1) Results of Operations

(Note: Rounded down to ¥ Million)

FY	Net Sales		Operating Income		Recurring Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2006	102,395	1.8	7,900	- 4.3	9,027	1.9
FY ended Mar. 2005	100,611	1.6	8,258	- 6.6	8,856	- 8.0

FY	Net Income		Net Income Per share	Diluted Net Income per share	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Income to total Asset	Ratio of Recurring Income to Net Sales
	¥ Million	%(YOY)	¥	¥	%	%	%
FY ended Mar. 2006	5,104	- 0.5	202.34	190.38	10.6	10.1	8.8
FY ended Mar. 2005	5,129	- 6.9	222.24	209.94	12.0	10.4	8.8

(Note) 1. Outstanding averaged number of shares: 25,224,324 shares in FY Mar. 2006, 23,081,522 shares in FY Mar. 2005,
2. Change in accounting method: Yes
3. Share Split: 1:1.1 on May 20, 2005, 1:1.1 on May 20, 2004
4. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Dividend

FY	Annual dividend per share			Total Dividend (Annual)	Dividend Payout ratio	Dividend Rate for Shareholders' Equity
		Interim	Year-end			
	¥	¥	¥	¥ Million	%	%
FY ended Mar. 2006	30.00	0.00	30.00	772	14.8	1.5
FY ended Mar. 2005	25.00	0.00	25.00	577	11.2	1.3

(3) Financial Position

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	¥ Million	¥ Million	%	¥
As of March 2006	93,340	51,278	54.9	1,990.66
As of March 2005	85,185	45,026	52.9	1,950.71

(Note) 1. Outstanding shares at the end of March: 25,759,528 shares in 2006, 23,082,027 shares in 2005
2. Treasury stocks at the end of March: 1,242,200 shares in 2006, 812,358 shares in 2005

2. Forecast of Financial Performance in FY March 2007 (April 1, 2006 — March 31, 2007)

FY	Net Sales	Recurring Income	Net Income	Annual dividend per share		
				Interim	Year-end	
	¥ Million	¥ Million	¥ Million	¥	¥	¥
Sept. 2006 Interim	51,000	3,650	2,100	0.00	-	-
FY ending Mar. 2007	110,900	9,400	5,370	-	15.00	15.00

(Note) Forecast net income per share for the year: 102.20 yen. Calculation based on the outstanding averaged number of shares, 52,546,192, on the basis of data as of May 12, 2006.

Please note that this is summary translation of the original Japanese-language document.

Summary of Business Result for FY March 2006 (Consolidated)

Date: May 12, 2006

Company BELLUNA CO., LTD.
Stock Code 9997
Contact Title of Executive General Manager, Administration Division
Name Takeo Shimano

Registered on the TSE1
Head office location: Saitama
TEL 048-771-7753

Date of the meeting of board of directors May 12, 2006
Application of US Accounting Standard None

1. Business Results as of FY March 2006 (April 1, 2005 — March 31, 2006)

(1) Results of Operations

(Note: Rounded down to ¥Million)

FY	Net Sales		Operating Income		Recurring Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2006	121,938	5.9	11,261	3.5	12,118	4.6
FY ended Mar. 2005	115,098	5.0	10,881	7.0	11,589	4.5

FY	Net Income		Net Income Per share	Diluted Net Income per share	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Income to total Asset	Ratio of Recurring Income to Net Sales
	¥ Million	%(YOY)	¥	¥	%	%	%
FY ended Mar. 2006	6,935	2.3	274.95	258.59	13.1	11.2	9.9
FY ended Mar. 2005	6,777	4.4	293.63	277.28	14.8	12.2	10.1

(Note) 1. Outstanding averaged number of shares (Consolidated): 25,224,324 shares in FY Mar. 2006, 23,081,522 shares in FY Mar. 2005
2. Change in accounting method: Yes
3. Share Split: 1:1.1 on May 20, 2005, 1:1.1 on May 20, 2004
4. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	¥ Million	¥ Million	%	¥
As of March 2006	119,253	57,197	48.0	2,220.42
As of March 2005	97,015	48,920	50.4	2,119.40

(Note) Outstanding shares at the end of March (Consolidated): 25,759,528 shares in 2006, 23,082,027 shares in 2005

(3) Results of Cash Flows

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	¥ Million	¥ Million	¥ Million	¥ Million
FY ended Mar. 2006	-1,609	-1,900	14,802	19,960
FY ended Mar. 2005	- 1,948	- 3,114	778	8,536

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 7 Number of non-consolidated subsidiaries accounted for by the equity method: -

Number of affiliates accounted for by the equity method: -

2. Forecast of Financial Performance in FY March 2007 (April 1, 2006 — March 31, 2007)

FY	Net Sales	Recurring Income	Net Income
	¥ Million	¥ Million	¥ Million
Sept. 2006 Interim	60,350	5,270	3,070
FY ending Mar. 2007	132,000	13,400	7,700

(Note) Forecast net income per share for the year: 146.54 yen. Calculation based on the outstanding averaged number of shares (Consolidated), 52,546,192, on the basis of data as of May 12, 2006.

Please note that this is summary translation of the original Japanese-language document.